SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Consent Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Consent Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

AMAG Pharmaceuticals, Inc.

(Name of Registrant as Specified In Its Charter)

Caligan Partners LP

Caligan Partners CV II LP

David Johnson

Samuel J. Merksamer

Paul Fonteyne

Lisa Gersh

Kenneth Shea

(Name of Person(s) Filing Consent Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

1)	Title of each class of securities to which transaction applies:

2)	Aggregate number of securities to which transaction applies:

3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act
Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4)	Proposed maximum aggregate value of transaction:

5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:

2)	Form, Schedule or Registration Statement No.:

3)	Filing Party:

4)	Date Filed:

DATED SEPTEMBER 26, 2019

AMAG PHARMACEUTICALS, INC.

__________________________

SUPPLEMENT TO THE CONSENT STATEMENT OF

Caligan Partners LP

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE CONSENT CARD TODAY

The following supplements and amends the definitive consent statement, filed with the Securities and Exchange Commission (the “SEC”) on September 16, 2019 (the “Consent Statement”) by Caligan Partners LP (“Calligan”) in connection with its solicitation of written consents (the “Consent Solicitation”) from the stockholders of AMAG Pharmaceuticals, Inc., a Delaware corporation (“AMAG” or the “Company”).

Except as described in this supplement, the information provided in the Consent Statement continues to apply and this supplement should be read in conjunction with the Consent Statement. To the extent the following information differs from, updates or conflicts with information contained in the Consent Statement, the supplemental information below is more current. Capitalized terms used herein, but not otherwise defined shall have the meanings set forth in the Consent Statement. If you need another copy of the Consent Statement, please contact our consent solicitor, D.F. King, toll free at (800) 252-8173, or banks and brokers may call collect at (212) 269-5550.

Supplemental Disclosures

According to the Company’s Consent Revocation Statement, the Record Date for the Consent Solicitation has been fixed as the close of business on September 5, 2019. As of the Record Date, there were 33,909,783 shares of Common Stock outstanding, each of which is entitled to one vote on each Proposal. Therefore, the consent of the holders of at least 16,954,892 shares of Common Stock would be necessary to effect each of the Proposals.

Pursuant to Rule 14a-5(c), we have omitted from the Consent Statement certain disclosure required by applicable law to be included in the Company’s Consent Revocation Statement in connection with the Consent Solicitation. Such disclosure includes information regarding securities of the Company beneficially owned by the Company’s directors and management; certain stockholders’ beneficial ownership of more than 5% of the Company’s voting securities; information concerning the Company’s directors; information regarding the compensation of named executive officers and directors; and information concerning the procedures for submitting stockholder proposals and director nominations intended for consideration at the 2020 annual meeting of stockholders and for consideration for inclusion in the proxy materials for that meeting. With regards to such disclosure, we refer stockholders to the Consent Revocation Statement filed by the Company on Schedule 14A with the SEC on September 20, 2019. We take no responsibility for the accuracy or completeness of information contained in the Company’s Consent Revocation Statement.

If you have already voted using the Company’s green consent revocation card, you have every right to change your vote by completing and mailing the enclosed WHITE consent card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the WHITE consent card. If you take no action, you will in effect be rejecting the Proposals. Any consent or consent revocation may be revoked at any time prior to its delivery to the Company by following the instructions under “Can I change my consent instructions or cancel my revocation of consent?” in the Questions and Answers section of the Consent Statement, filed by Caligan with the SEC on September 16, 2019.

We urge you to sign, date and return the WHITE consent card to give “CONSENT” for ALL PROPOSALS.

If you have any questions or require any assistance with giving consent for your shares, please contact our consent solicitor:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 252-8173

Email: AMAG@dfking.com

Form of White Consent Card

AMAG PHARMACEUTICALS, INC.

THIS CONSENT SOLICITATION IS BEING MADE BY CALIGAN PARTNERS LP AND CERTAIN OF ITS AFFILIATES (COLLECTIVELY, “CALIGAN”, “WE” OR “US”) AND THE INDIVIDUALS NAMED IN PROPOSAL 2 (THE “NOMINEES”)

THE BOARD OF DIRECTORS OF AMAG PHARMACEUTICALS, INC. IS NOT SOLICITING THIS CONSENT

Unless otherwise indicated below, the undersigned, a stockholder of record of AMAG Pharmaceuticals, Inc. (the “Company”) as of the Record Date, hereby consents pursuant to Section 228 of the General Corporation Law of the State of Delaware with respect to all shares of common stock of the Company, par value $0.01 per share held by the undersigned to the taking of the following actions without a meeting of the stockholders of the Company:

The undersigned hereby revokes any revocation of consents heretofore given to consent to act with respect to said shares. This consent will be valid until Caligan’s delivery of written consents to the Company unless earlier revoked.

If this consent card is signed and returned, it will be voted in accordance with your instructions. If, with regards to any or all of the Proposals, you do not specify how the consent should be voted, the undersigned will be deemed to consent to such or all Proposal(s). Caligan recommends that you consent to Proposals 1-5. No assurance can be given that the Company’s directors will serve if any of the Nominees are elected. Proposal 2 (Election Proposal) is conditioned, in part, upon the adoption of Proposal 1 (Removal Proposal).

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INSTRUCTIONS: FILL IN CONSENT BOXES “■“ IN BLACK OR BLUE INK

We recommend that you “CONSENT” to Proposal 1:

Proposal 1 – To remove without cause the following four directors of the Board: Gino Santini, Davey S. Scoon, John A. Fallon and James R. Sulat (and, in addition, any person elected, appointed or designated by the Board to fill any vacancy or newly created directorship since September 4, 2019 and prior to the time that any of the actions proposed to be taken by this Consent Solicitation become effective) (“Proposal 1,” or the “Removal Proposal”).

CONSENT	WITHHOLD	ABSTAIN
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INSTRUCTIONS: To consent, withhold consent or abstain consenting to the removal of all the above-named persons, check the appropriate box above. If you wish to consent to the removal of certain of the above-named persons, but not all of them, or if you do not wish to consent to the removal of any other person or persons elected or appointed to the Board to fill any vacancy on the Board or any newly-created directorships after September 4, 2019 and prior to the effectiveness of the Proposals, check the “consent” box above and write (1) the name of each such person you do not wish removed, and/or (2) “do not consent to removal of future directors,” in the following space:

We recommend that you “CONSENT” to Proposal 2:

Proposal 2 – To elect Caligan’s slate of four director nominees — Paul Fonteyne, David Johnson, Lisa Gersh and Kenneth Shea (each, a “Nominee” and collectively, the “Nominees”) — as directors to fill the vacancies resulting from Proposal 1 as directors and hold office until the annual meeting of stockholders to be held in 2020 and until their successors are duly elected and qualified (“Proposal 2,” or the “Election Proposal”).

CONSENT	WITHHOLD	ABSTAIN
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INSTRUCTION: To consent, withhold consent, or abstain from consenting to the election of all the persons named in Proposal 2, check the appropriate box above. If you wish to consent to the election of certain of the persons named in Proposal 2, but not all of them, check the “consent” box above and write the name of each such person you do not wish elected in the space provided below.

We recommend that you “CONSENT” to Proposal 3:

Proposal 3 – Repeal any provision of the Bylaws in effect at the time this proposal becomes effective, including any amendments thereto, which was not included in the Bylaws that were filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2015 (“Proposal 3,” or the “Bylaw Restoration Proposal”).

CONSENT	WITHHOLD	ABSTAIN
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We recommend that you “CONSENT” to Proposal 4:

Proposal 4 – Amend Article 2, Sections 2.2 and 2.3 of the Bylaws to fix the size of the Board at no more than nine members (“Proposal 4,” or the “Board Size Proposal”).

CONSENT	WITHHOLD	ABSTAIN
□	□	□

We recommend that you “CONSENT” to Proposal 5:

Proposal 5 – Amend Article 7, Section 7.1 of the Bylaws to require unanimous Board approval in order for directors to amend the Bylaws (“Proposal 5,” or the “Bylaw Amendment Proposal”).

CONSENT	WITHHOLD	ABSTAIN
□	□	□

Signature (Capacity)	Date

Signature (Joint Owner) (Capacity/Title)	Date

NOTE: Please sign exactly as your name(s) appear(s) on stock certificates or on the label affixed hereto. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners must each sign personally. ALL HOLDERS MUST SIGN. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer and give full title as such.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS CONSENT IN THE ENCLOSED RETURN ENVELOPE THAT IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.